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                                                                     EXHIBIT 20

                                                                 (INTEROIL LOGO)
NEWS RELEASE
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               INTEROIL COMPLETES ACQUISITION OF BP'S DISTRIBUTION
                          BUSINESS IN PAPUA NEW GUINEA

         APRIL 29, 2004 - PORT MORESBY, PAPUA NEW GUINEA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea announced today that, after receiving all necessary PNG Government approvals and completing all other conditions required to close, its wholly owned subsidiary, S.P.I. Distribution Limited, has finalized the acquisition of BP's PNG subsidiary, BP Papua New Guinea Limited. The date of transfer of shares was April 28, 2004. The company will be renamed InterOil Products Limited.

         This transaction is valued at US$11.3 million and includes their distribution assets and operations in Papua New Guinea and approximately US$7.3 million in inventory. A down payment of US$1.0 million was due upon the transfer date, with the balance of funds payable twelve months from the effective date of March 1, 2004.

         The asset portfolio comprises 3 terminals, 7 depots and over 40 retail sites. InterOil will retain key BP Australia personnel for a period of up to 12 months to assist with the transition of the company into InterOil.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, (ASX) in CHESS Depositary Interests (CDI), in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


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FOR FURTHER INFORMATION:

NORTH AMERICA                                                        AUSTRALASIA
-------------                                                        -----------
Gary M Duvall                        Lisa Elliott                    Anesti Dermedgoglou
V.P., Corporate Development          V.P., IR Counsel                V.P., Investor Relations
InterOil Corporation                 DRG&E                           InterOil Corporation
gary.duvall@interoil.com             lelliott@drg-e.com              anesti@interoil.com
Houston, TX USA                      Houston, TX USA                 Cairns, Qld Australia
Phone: +1 281 292 1800               Phone: +1 713 529 6600          Phone: +617 4046 4600


                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.